Exhibit 99.1

GDF SUEZ gets approval for €2.44 billion finance for major

hydro project in Brazil

The Brazilian development bank BNDES (Banco Nacional de Desenvolvimento Econômico e Social) has approved a 20 year loan of BRL7.2 billion (approximately €2.44 billion) for GDF SUEZ to finance the Jirau project, a 3.300 MW greenfield hydroelectric power station.

The loan is the largest ever granted by the Brazilian development bank, and covers 68.5% of the total €3.3 billion investment in the Jirau plant.

In May 2008, the Consortium Energia Sustentável do Brasil, which is made up of GDF SUEZ (50.1%), Eletrosul (20%), Chesf (20%) and Camargo Corrêa (9.9%), bid BRL 71.4 (€27.5) per MWh for a 30-year agreement with electric power distributors. This represents a guaranteed turnover of €9.6 billion over 30 years, starting from 2013.

Jirau will contribute to the growing demand for electricity in Brazil (about 4,500 MW per year), and is currently the largest energy infrastructure project in the country.

GDF SUEZ’s subsidiary Tractebel Energia is Brazil’s leading private power producer. 85% of Tractebel Energia’s total energy output comes from renewable energy sources such as hydro-electricity, wind and biomass.

About GDF SUEZ:

One of the leading energy providers in the world, GDF SUEZ is active across the entire energy value chain, in electricity and natural gas, upstream to downstream. It develops its businesses (energy, energy services and environment) around a responsible-growth model to take up the great challenges: responding to energy needs, ensuring the security of supply, fighting against climate change and maximizing the use of resources. GDF SUEZ relies on diversified supply sources as well as flexible and high-performance power generation in order to provide innovative energy solutions to individuals, cities and businesses. The Group employs 196,500 people worldwide and achieved revenues of €83.1 billion in 2008. GDF SUEZ is listed on the Brussels, Luxembourg and Paris stock exchanges and is represented in the main international indices: CAC 40, BEL 20, DJ Stoxx 50, DJ Euro Stoxx 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone.

For further information on GDF SUEZ, please go to www.gdfsuez.com.

For further information on GDF SUEZ Energy International, please go to www.gdfsuezenergyint.com.

GDF SUEZ CORPORATE HEADQUARTERS

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Tel. +33 (0)1 57 04 00 00

GDF SUEZ - SA WITH A CAPITAL OF 2,191,532,680 EUROS - RCS PARIS 542 107 651

www.gdfsuez.com

Press contact: Tel France: +33 (0)1 57 04 24 35 Tel Belgium: +32 2 510 76 70 E-Mail: press@gdfsuez.com	Investor Relations contact: Tel: +33 (0)1 57 04 66 29 E-Mail: ir@gdfsuez.com	GDF SUEZ Energy International: External Communications Tel: +32 2 510 7069 E-Mail: katja.damman@gdfsuez.com